Exhibit 99.14

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-223942 on Form N-14 of our reports dated January 26, 2018, relating to the financial statements and financial highlights of Lord Abbett Multi-Asset Focused Growth Fund and Lord Abbett Multi-Asset Growth Fund, appearing in the Annual Report on Form N-CSR of Lord Abbett Investment Trust for the year ended November 30, 2017 and to the references to us under the headings “Financial Highlights” and “Representations and Warranties” (paragraphs 4.1(f) and 4.2(h)) in the Form of Agreement and Plan of Reorganization included in Appendix A of the Combined Prospectus/Proxy Statement and on the cover page of the Statement of Additional Information, dated May 11, 2018, both of which are part of the Registration Statement.

/s/ DELOITTE & TOUCHE LLP

New York, New York

April 26, 2018